# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tvardi Therapeutics, Inc. (formerly, Cara Therapeutics, Inc.), CIK 0001346830
CUSIP: 140755307
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3 Sugar Creek Ctr. Blvd., Suite 525, Sugar Land, Texas (TX), 77478
Date of event which requires filing of this statement: 04/15/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950170-24-137983
Filed by CIK 0001675217
Persons authorized to receive notices and communications: Tinne Gilles, General Counsel, Vifor Pharma Management Ltd., Flughofstrasse 61, Glattbrugg, Switzerland (V8), CH-8152, 41.58.851.80.00

## Reporting persons
- Vifor (International) Ltd. (CIK 0001675217): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 0; shared voting power 205,465; sole dispositive power 0; shared dispositive power 205,465; aggregate amount beneficially owned 205,465 (2.2% of the class)
- CSL Limited: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 205,465; sole dispositive power 0; shared dispositive power 205,465; aggregate amount beneficially owned 205,465 (2.2% of the class)
  Comment: 1. Based on 9,355,542 shares of Common Stock outstanding as of April 15, 2025, as provided by the Issuer.
  2. See Item 2 of the Initial Schedule 13D (as defined below) filed on October 30, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Tvardi Therapeutics, Inc. (formerly, Cara Therapeutics, Inc.)
Address of issuer's principal executive offices: 3 Sugar Creek Ctr. Blvd., Suite 525, Sugar Land, Texas (TX), 77478
Comment:
This Amendment No. 2 (this "Amendment"), amends and supplements the initial Schedule 13D (the "Initial Schedule 13D") initially filed with the Securities and Exchange Commission (the "SEC") on October 30, 2024 and amended on December 18, 2024 by each of the Reporting Persons (the Initial Schedule 13D, as so amended and supplemented, the "Schedule 13D"), relating to the shares of common stock, par value $0.001 ("Common Stock"), of Tvardi Therapeutics, Inc. (formerly, Cara Therapeutics, Inc. ("Cara")), a Delaware corporation (the "Issuer" or "Tvardi"). The address of the principal executive offices of the Issuer is now 3 Sugar Creek Ctr. Blvd., Suite 525, Sugar Land, Texas 77478. On December 30, 2024, Cara effected a reverse stock split of the Cara's Common Stock, at a ratio of 1:12, which did not impact the relative equity interests of holders of Common Stock (except for adjustments for fractional shares, which were compensated in cash), resulting in the Reporting Persons beneficially owning 616,397 shares of Common Stock. On April 15, 2025, a wholly owned subsidiary of Cara merged with Tvardi, with Tvardi surviving as a wholly owned subisiary of the Issuer (the "Merger"). Immediately following the Merger, the pre-Merger equityholders of the Issuer, including the Reporting Persons, held approximately 15.4% of the shares of Common Stock, and the pre-Merger equityholders and holders of convertible notes of Tvardi collectively held the remaining approximately 84.5% of the shares of Common Stock, in each case, on a fully diluted basis. Prior to the consummation of the Merger, Cara effected another reverse stock split of the Issuer's Common Stock, at a ratio of 1:3, which resulted in the Reporting Persons beneficially owning the number of shares of Common Stock and percent outstanding amounts reported on the cover pages of this Amendment.

Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the reverse stock splits described above, the Reporting Persons own an aggregate 205,465 shares of Common Stock of the Issuer, which constitutes approximately 2.2% of the issued and outstanding Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock which is held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On April 15, 2025, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement, dated as of October 30, 2024, by and among Vifor (International) Ltd. and CSL Limited (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to this Schedule 13D filed by Vifor (International) Ltd. and CSL Limited on October 30, 2024).

## Signatures
- Vifor (International) Ltd.: /s/ Alexandros Sigalas, Alexandros Sigalas, Head of Finance, CSL Vifor (04/16/2025)
- Vifor (International) Ltd.: /s/ Markus Frenzen, Markus Frenzen, Head, FP&A, CSL Vifor (04/16/2025)
- CSL Limited: /s/ Fiona Mead, Fiona Mead, Company Secretary (04/16/2025)